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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

NOV 29 2018

Washington, DC

SEC FILE NUMBER
8- 68880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___October 1, 2017___ AND ENDING___September 30, 2018___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Doric Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road STE 200
                                    (No. and Street)

Westport   CT   06880
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter E. Hein   203-557-5552
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates LLC
                    (Name – if individual, state last, first, middle name)

218 Danbury Road   Wilton   CT   06897
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, _____Peter E. Hein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Doric Corporation_____, as of _____September 30_____, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____ 11/28/2018
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Doric Corporation,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doric Corporation as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.   We believe that our audit provides a reasonable basis for our opinion.

Halpern & Associates, LLC

Halpern & Associates LLC

We have served as the Company's auditor since 07/07/2011.

Wilton, CT
November 21, 2018

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

ASSETS

Current Assets

Cash		$	443,247
Receivable from Parent			65,990
Other Current Assets			2,226

Other Assets

Security Deposit			2,048
TOTAL ASSETS		$	513,511

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses and other current liabilities		$	7,890

SHAREHOLDER'S EQUITY

Preferred Stock, $1 par value; 1,000 shares authorized; no shares issued			-
Common stock, $1 par value; 470,000 shares authorized; 40,000 shares issued and outstanding			40,000
Retained earnings			465,621
TOTAL SHAREHOLDER'S EQUITY			505,621
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$	513,511

The accompanying notes are an integral part of this statement.

DORIC CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED SEPTEMBER 30, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Doric Corporation (the "Company") is an investment advisory firm and a Delaware Corporation, which was organized on March 28, 2005 and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of Doric GmbH, formerly Doric Asset Finance & Verwaltungs GmbH (the "Parent"), in Offenbach am Main, Germany, which arranges structures, manages and administers closed end funds issued – amongst others - in Germany. The Company, via a service agreement, fully supports the business of Doric Asset Finance GmbH & Co. KG (DAF KG"). The Company is registered as a broker-dealer so that it may conduct private placement of securities.

2. REVENUE RECOGNITION

The Company generates revenue from its service agreements and recognizes revenue ratably over the term of the related agreements as services are provided. Any service fees received in advance of services being provided are recorded as deferred revenue on the balance sheet until services are provided, at which time revenue is recognized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

At times, cash balances may exceed FDIC insured limits. The company has not experienced any losses in such amounts.

4. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax. The current provision for Federal and State income taxes for the period ended September 30, 2018 is $12,282.

The provision for income taxes for the period ended September 30, 2018 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to federal graduated rates and state income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no deferred assets or liabilities at September 30, 2018.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended September 30, 2018 management has determined that there are no material uncertain income tax positions.

5. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed by the straight-line method over an estimated useful life of 3 years.

6. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments exceed FDIC insured levels from time to time.

7. PROFIT SHARING PLAN

The Company offers a 401 (k) profit sharing plan that covers employees who have completed at least 1,000 hours of service and attained the age of 21. Contributions by the employer are discretionary depending on profitability and are not to exceed the amount allowed for federal income tax purposes. The Company did not make any contributions for the period ended September 30, 2018.

8. RELATED PARTY TRANSACTIONS

The Company has a service agreement with DAF KG providing for service fee revenue equal to budgeted costs plus a 6% margin for which monthly advance payments were made. For the year ended September 30, 2018, the Company recognized $832,058, in service fees under this agreement. Of this amount, $65,990 is a receivable at September 30, 2019.

9. COMMITMENTS

The Company leases office space under a non-cancellable lease agreement expiring July 31, 2019. The lease commitment for the period October 1, 2018 through July 31, 2019 amounts to $10,240.

10. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018